Pricing Supplement

Filed Pursuant to Rule 424(b)(2)

(To Prospectus dated December 31, 2019,

Series A Registration Statement No. 333-234425

Prospectus Supplement dated December 31, 2019 and

Product Supplement EQUITY-1 dated January 3, 2020)

Dated October 16, 2020

BofA Finance LLC $14,361,760 Trigger GEARS

Linked to the Russell 1000® Value Index Due October 21, 2025 Fully and Unconditionally Guaranteed by Bank of America Corporation

Investment Description

The Trigger GEARS (the “Notes”) linked to the Russell 1000® Value Index (the “Underlying”) due October 21, 2025 are senior unsecured obligations issued by BofA Finance LLC (“BofA Finance”), a direct, wholly-owned subsidiary of Bank of America Corporation (“BAC” or the “Guarantor”), which are fully and unconditionally guaranteed by the Guarantor. The return on the Notes is linked to the performance of the Underlying from its Initial Value to its Final Value. If the Underlying Return is positive, BofA Finance will repay the Stated Principal Amount of the Notes at maturity plus a return equal to the Underlying Return multiplied by the Upside Gearing of 1.27. If the Underlying Return is zero or negative and the Final Value is greater than or equal to the Downside Threshold of 75% of the Initial Value, BofA Finance will repay the Stated Principal Amount of the Notes at maturity. However, if the Underlying Return is negative and the Final Value is less than the Downside Threshold, you will be fully exposed to the negative Underlying Return and you will receive less than the Stated Principal Amount at maturity, resulting in a loss that is proportionate to the decline in the level of the Underlying. In this case, you will have full downside exposure to the Underlying from the Initial Value to the Final Value, and could lose all of your initial investment.

Investing in the Notes involves significant risks. You will not receive coupon payments during the 5-year term of the Notes. You may lose a substantial portion or all of your initial investment. You will not receive dividends or other distributions paid on any stocks included in the Underlying. The contingent repayment of the Stated Principal Amount applies only if you hold the Notes to maturity. Any payment on the Notes, including any repayment of the Stated Principal Amount, is subject to the creditworthiness of BofA Finance and the Guarantor and is not, either directly or indirectly, an obligation of any third party.

Features

❑   Enhanced Growth Potential— If the Underlying Return is positive, BofA Finance will repay the Stated Principal Amount of the Notes at maturity plus a return equal to the Underlying Return multiplied by the Upside Gearing. The Upside Gearing feature will provide leveraged exposure to any positive performance of the Underlying.

❑   Downside Exposure with Contingent Repayment of Principal at Maturity — If the Underlying Return is zero or negative and the Final Value of the Underlying is greater than or equal to the Downside Threshold, you will receive the Stated Principal Amount at maturity. However, if the Underlying Return is negative and the Final Value of the Underlying is less than the Downside Threshold, you will receive less than the Stated Principal Amount of your Notes at maturity, resulting in a loss that is proportionate to the decline in the closing level of the Underlying from the Trade Date to the Valuation Date, up to a 100% loss of your investment.

Any payment on the Notes is subject to the creditworthiness of BofA Finance and the Guarantor.

Key Dates[1]
Trade Date[1] Issue Date[1] Valuation Date[2] Maturity Date	October 16, 2020 October 21, 2020 October 16, 2025 October 21, 2025
[1] See “Supplement to the Plan of Distribution; Role of BofAS and Conflicts of Interest” in this pricing supplement for additional information. [2] See page PS-4 for additional details.

NOTICE TO INVESTORS: The Notes are significantly riskier than conventional debt INSTRUMENTS. BofA Finance IS NOT NECESSARILY OBLIGATED TO REPAY THE STATED PRINCIPAL AMOUNT AT MATURITY, AND the Notes CAN have downside MARKET risk SIMILAR TO the UNDERLYING. This MARKET risk is in addition to the CREDIT risk INHERENT IN PURCHASING A DEBT OBLIGATION OF BOFA FINANCE THAT IS GUARANTEED BY BAC.  You should not PURCHASE the Notes if you do not understand or are not comfortable with the significant risks INVOLVED in INVESTING IN the Notes.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “RISK FACTORS’’ BEGINNING ON PAGE PS-5 OF THIS PRICING SUPPLEMENT, PAGE PS-5 OF THE ACCOMPANYING PRODUCT SUPPLEMENT, PAGE S-5 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND PAGE 7 OF THE ACCOMPANYING PROSPECTUS BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE NOTES. THE NOTES WILL NOT BE LISTED ON ANY SECURITIES EXCHANGE AND MAY HAVE LIMITED OR NO LIQUIDITY.

Notes Offering
We are offering Trigger GEARS linked to the Russell 1000® Value Index due October 21, 2025. Any payment on the Notes will be based on the performance of the Underlying. The Notes are our senior unsecured obligations, guaranteed by BAC, and are offered for a minimum investment of 100 Notes (each Note corresponding to $10.00 in Stated Principal Amount) at the Public Offering Price described below.
Underlying	Upside Gearing	Initial Value	Downside Threshold	CUSIP / ISIN
Russell 1000® Value Index (Ticker: RLV)	1.27	1,215.250	911.438, which is 75% of the Initial Value (rounded to three decimal places)	05591G371 / US05591G3719

See “Summary” in this pricing supplement. The Notes will have the terms specified in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these Notes or the guarantee, or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying product supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense. The Notes and the related guarantee of the Notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The Notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks.

	Public Offering Price	Underwriting Discount(1)	Proceeds (before expenses) to BofA Finance
Per Note	$10.00	$0.35	$9.65
Total	$14,361,760.00	$502,661.60	$13,859,098.40

(1) The underwriting discount is $0.35 per Note. BofA Securities, Inc. (“BofAS”), acting as principal, has agreed to purchase from BofA Finance, and BofA Finance has agreed to sell to BofAS, the aggregate principal amount of the Notes set forth above for $9.65 per Note. UBS Financial Services Inc. (“UBS”), acting as a selling agent for sales of the Notes, has agreed to purchase from BofAS, and BofAS has agreed to sell to UBS, all of the Notes for $9.65 per Note. UBS will receive an underwriting discount of $0.15 per Note for each Note it sells in this offering. UBS proposes to offer the Notes to the public at a price of $10.00 per Note. For additional information on the distribution of the Notes, see “Supplement to the Plan of Distribution; Role of BofAS and Conflicts of Interest” in this pricing supplement.

The initial estimated value of the Notes is less than the public offering price. The initial estimated value of the Notes as of the Trade Date is $9.609 per $10 in Stated Principal Amount. See “Summary” on page PS-4 of this pricing supplement, “Risk Factors” beginning on page PS-5 of this pricing supplement and “Structuring the Notes” on page PS-16 of this pricing supplement for additional information. The actual value of your Notes at any time will reflect many factors and cannot be predicted with accuracy.

UBS Financial Services Inc.	BofA Securities

Additional Information about BofA Finance LLC, Bank of America Corporation and the Notes

You should read carefully this entire pricing supplement and the accompanying product supplement, prospectus supplement and prospectus to understand fully the terms of the Notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the Notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the Notes, to determine whether an investment in the Notes is appropriate for you. If information in this pricing supplement is inconsistent with the product supplement, prospectus supplement or prospectus, this pricing supplement will supersede those documents. You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the Notes.

The information in the “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. None of us, the Guarantor, BofAS or UBS is making an offer to sell these Notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement and the accompanying product supplement, prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Certain terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement, prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).

The above-referenced accompanying documents may be accessed at the following links:

♦	Product supplement EQUITY-1 dated January 3, 2020:

https://www.sec.gov/Archives/edgar/data/70858/000119312520001483/d836196d424b5.htm

♦	Series A MTN prospectus supplement dated December 31, 2019 and prospectus dated December 31, 2019:
https://www.sec.gov/Archives/edgar/data/70858/000119312519326462/d859470d424b3.htm

The Notes are our senior debt securities. Any payments on the Notes are fully and unconditionally guaranteed by BAC. The Notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The Notes will rank equally in right of payment with all of our other unsecured and unsubordinated obligations, and the related guarantee will rank equally in right of payment with all of BAC’s other unsecured and unsubordinated obligations, in each case except obligations that are subject to any priorities or preferences by law. Any payments due on the Notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦	You fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire investment.
♦	You do not seek current income from your investment and are willing to forgo dividends or any other distributions paid on the stocks included in the Underlying.
♦	You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that will have the full downside market risk of an investment in the Underlying.
♦	You understand and accept the risks associated with the Underlying.
♦	You believe that the level of the Underlying will increase over the term of the Notes and the Final Value is likely to close above the Initial Value.
♦	You can tolerate fluctuations in the value of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the level of the Underlying.
♦	You are willing and able to hold the Notes to maturity, and accept that there may be little or no secondary market for the Notes.
♦	You are willing to assume the credit risk of BofA Finance and BAC for all payments under the Notes, and understand that if BofA Finance and BAC default on their obligations, you might not receive any amounts due to you, including any repayment of the Stated Principal Amount.

The Notes may not be suitable for you if, among other considerations:

♦	You do not fully understand the risks inherent in an investment in the Notes, including the risk loss of your entire investment.
♦	You seek current income from this investment or prefer to receive the dividends and any other distributions paid on the stocks included in the Underlying.
♦	You cannot tolerate the loss of all or a substantial portion of your initial investment, or you are not willing to make an investment that will have the full downside market risk of an investment in the Underlying.
♦	You require an investment designed to guarantee a full return of the Stated Principal Amount at maturity.
♦	You do not understand or are not willing to accept the risks associated with the Underlying.
♦	You believe that the level of the Underlying will decline during the term of the Notes and the Final Value is likely to close below the Downside Threshold on the Valuation Date, exposing you to full downside performance of the Underlying.
♦	You cannot tolerate fluctuations in the value of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the level of the Underlying.
♦	You seek an investment for which there will be an active secondary market.
♦	You prefer the lower risk of conventional fixed income investments with comparable maturities and credit ratings.
♦	You are not willing to assume the credit risk of BofA Finance and BAC for all payments under the Notes, including any repayment of the Stated Principal Amount.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should review “The Underlying” herein for more information on the Underlying. You should also review carefully the “Risk Factors” section herein for risks related to an investment in the Notes.

Summary
Issuer	BofA Finance
Guarantor	BAC
Public Offering Price	100% of the Stated Principal Amount
Stated Principal Amount	$10.00 per Note
Minimum Investment	$1,000 (100 Notes)
Term	Approximately five years
Trade Date[1]	October 16, 2020
Issue Date[1]	October 21, 2020
Valuation Date	October 16, 2025, subject to postponement as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Calculation Days” beginning on page PS-21 of the accompanying product supplement.
Maturity Date	October 21, 2025
Underlying	Russell 1000® Value Index (Ticker: RLV)
Payment At Maturity (per $10.00 Stated Principal Amount)

If the Underlying Return is positive, we will repay the Stated Principal Amount of the Notes at maturity plus a return equal to the Underlying Return multiplied by the Upside Gearing, calculated as follows:

$10.00 × (1 + Underlying Return x Upside Gearing)

If the Underlying Return is zero or negative and the Final Value is greater than or equal to the Downside Threshold, we will repay the Stated Principal Amount of the Notes at maturity.

If the Underlying Return is negative and the Final Value is less than the Downside Threshold, we will repay less than the Stated Principal Amount of your Notes at maturity, resulting in a loss that is proportionate to the decline in the closing level of the Underlying from the Trade Date to the Valuation Date, calculated as follows:

$10.00 × (1 + Underlying Return)

Accordingly, you may lose all or a substantial portion of your Stated Principal Amount at maturity, depending on how significantly the Underlying declines.

Underlying Return	Final Value – Initial Value Initial Value
Downside Threshold	75% of the Initial Value, as specified on the cover page of this pricing supplement.
Upside Gearing	1.27.
Initial Value	The closing level of the Underlying on the Trade Date, as specified on the cover page of this pricing supplement.
Final Value	The closing level of the Underlying on the Valuation Date.
Calculation	BofAS, an affiliate of BofA Finance.

1 See “Supplement to the Plan of Distribution; Role of BofAS and Conflicts of Interest” in this pricing supplement for additional information.

Agent
Selling Agents	BofAS and UBS.
Events of Default and Acceleration	If an Event of Default, as defined in the senior indenture and in the section entitled “Description of Debt Securities—Events of Default and Rights of Acceleration” beginning on page 22 of the accompanying prospectus, with respect to the Notes occurs and is continuing, the amount payable to a holder of the Notes upon any acceleration permitted under the senior indenture will be equal to the amount described under the caption “—Payment at Maturity” above, calculated as though the date of acceleration were the Maturity Date of the Notes and as though the Valuation Date were the third trading day prior to the date of acceleration. In case of a default in the payment of the Notes, whether at their maturity or upon acceleration, the Notes will not bear a default interest rate.

Investment Timeline

Trade Date	The closing level of the Underlying (its Initial Value) is observed, the Upside Gearing is set and the Downside Threshold for the Underlying is determined.

Maturity Date

If the Underlying Return is positive, we will repay the Stated Principal Amount of the Notes at maturity plus a return equal to the Underlying Return multiplied by the Upside Gearing, calculated as follows:

$10.00 × (1 + Underlying Return x Upside Gearing)

If the Underlying Return is zero or negative and the Final Value is greater than or equal to the Downside Threshold, we will repay the Stated Principal Amount of the Notes at maturity.

If the Underlying Return is negative and the Final Value is less than the Downside Threshold, we will repay less than the Stated Principal Amount of your Notes at maturity, resulting in a loss that is proportionate to the decline in the closing level of the Underlying from the Trade Date to the Valuation Date, calculated as follows:

$10.00 × (1 + Underlying Return)

Accordingly, you may lose all or a substantial portion of your Stated Principal Amount at maturity, depending on how significantly the Underlying declines.

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE A SUBSTANTIAL PORTION OR ALL OF YOUR INITIAL INVESTMENT. YOU WILL BE EXPOSED TO THE MARKET RISK OF THE UNDERLYING. THE CONTINGENT REPAYMENT OF THE STATED PRINCIPAL AMOUNT APPLIES ONLY IF YOU HOLD THE NOTES TO MATURITY. ANY PAYMENT ON THE NOTES IS SUBJECT TO THE CREDITWORTHINESS OF BOFA FINANCE AND THE GUARANTOR.

Risk Factors

Your investment in the Notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the Notes should be made only after carefully considering the risks of an investment in the Notes, including those discussed below, with your advisors in light of your particular circumstances. The Notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the Notes or financial matters in general. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections beginning on page PS-5 of the accompanying product supplement, page S-5 of the accompanying prospectus supplement and page 7 of the accompanying prospectus identified on page PS-2 above.

♦	Your investment may result in a loss; there is no guaranteed return of principal. There is no fixed principal repayment amount on the Notes at maturity. If the Final Value is less than the Downside Threshold, at maturity, you will lose 1% of the Stated Principal Amount for each 1% that the Final Value is less than the Initial Value. In that case, you will lose a significant portion or all of your investment in the Notes.
♦	The Notes do not bear interest. Unlike a conventional debt security, no interest payments will be paid over the term of the Notes, regardless of the extent to which the Final Value exceeds the Initial Value.
♦	The limited downside protection provided by the Downside Threshold applies only at maturity. You should be willing to hold your Notes to maturity. If you are able to sell your Notes in the secondary market prior to maturity, you may have to sell them at a loss relative to your initial investment even if the level of the Underlying at that time is equal to or greater than the Downside Threshold. Any payment on the Notes is subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor.
♦	The Upside Gearing applies only at maturity. You should be willing to hold your Notes to maturity. If you are able to sell your Notes in the secondary market prior to maturity, the price you receive will likely not reflect the full economic value of the Upside Gearing, and the return you realize may be less than the then-current underlying return multiplied by the Upside Gearing, even if such return is positive. You can receive the full benefit of the Upside Gearing only if you hold your Notes to maturity. Any payment on the Notes is subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor.
♦	Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity. Any return that you receive on the Notes may be less than the return you would earn if you purchased a conventional debt security with the same Maturity Date. As a result, your investment in the Notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.
♦	Any payment on the Notes is subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the Notes. The Notes are our senior unsecured debt securities. Any payment on the Notes will be fully and unconditionally guaranteed by the Guarantor. The Notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of any payment on the Notes will be dependent upon our ability and the ability of the Guarantor to repay our respective obligations under the Notes on the Maturity Date, regardless of the Final Value as compared to the Downside Threshold or Initial Value, as applicable. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be on the Maturity Date. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amount payable under the terms of the Notes and you could lose all of your initial investment.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the Maturity Date may adversely affect the market value of the Notes. However, because your return on the Notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the value of the Underlying, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the Notes.

♦	The Notes are subject to the market risk of the Underlying. The return on the Notes, which may be negative, is directly linked to the performance of the Underlying and indirectly linked to the value of the securities included in the Underlying. The level of the Underlying can rise or fall sharply due to factors specific to the Underlying and the securities included in the Underlying and the issuers of such securities, such as stock price volatility, earnings and financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market or commodity market volatility and levels, interest rates and economic and political conditions.
♦	We are a finance subsidiary and, as such, have no independent assets, operations or revenues. We are a finance subsidiary of BAC, have no operations other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the Guarantor, and are dependent upon the Guarantor and/or its other subsidiaries to meet our obligations under the Notes in the ordinary course. Therefore, our ability to make payments on the Notes may be limited.

♦	The public offering price you are paying for the Notes exceeds their initial estimated value. The initial estimated value of the Notes that is provided on the cover page of this pricing supplement is an estimate only, determined as of the Trade Date by reference to our and our affiliates' pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the Notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the level of the Underlying, changes in the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charges, all as further described in "Structuring the Notes" below. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.
♦	The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your Notes in any secondary market (if any exists) at any time. The value of your Notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Underlying, our and BAC’s creditworthiness and changes in market conditions.
♦	The price of the Notes that may be paid by BofAS in any secondary market (if BofAS makes a market, which it is not required to do), as well as the price which may be reflected on customer account statements, will be higher than the then-current estimated value of the Notes for a limited time period after the Trade Date. As agreed by BofAS and UBS, for approximately a nine-month period after the Trade Date, to the extent BofAS offers to buy the Notes in the secondary market, it will do so at a price that will exceed the estimated value of the Notes at that time. The amount of this excess, which represents a portion of the hedging-related charges expected to be realized by BofAS and UBS over the term of the Notes, will decline to zero on a straight line basis over that nine-month period. Accordingly, the estimated value of your Notes during this initial nine-month period may be lower than the value shown on your customer account statements. Thereafter, if BofAS buys or sells your Notes, it will do so at prices that reflect the estimated value determined by reference to its pricing models at that time. Any price at any time after the Trade Date will be based on the then-prevailing market conditions and other considerations, including the performance of the Underlying and the remaining term of the Notes. However, none of us, the Guarantor, BofAS or any other party is obligated to purchase your Notes at any price or at any time, and we cannot assure you that any party will purchase your Notes at a price that equals or exceeds the initial estimated value of the Notes.
♦	We cannot assure you that a trading market for your Notes will ever develop or be maintained. We will not list the Notes on any securities exchange. We cannot predict how the Notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the Notes will depend on the Guarantor’s financial performance and other factors, including changes in the level of the Underlying. The number of potential buyers of your Notes in any secondary market may be limited. We anticipate that BofAS will act as a market-maker for the Notes, but none of us, the Guarantor or BofAS is required to do so. There is no assurance that any party will be willing to purchase your Notes at any price in any secondary market. BofAS may discontinue its market-making activities as to the Notes at any time. To the extent that BofAS engages in any market-making activities, it may bid for or offer the Notes. Any price at which BofAS may bid for, offer, purchase, or sell any Notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the Notes might otherwise trade in the market. In addition, if at any time BofAS were to cease acting as a market-maker as to the Notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the Notes could be sold likely would be lower than if an active market existed.

♦	Economic and market factors have affected the terms of the Notes and may affect the market value of the Notes prior to maturity. Because market-linked notes, including the Notes, can be thought of as having a debt component and a derivative component, factors that influence the values of debt instruments and options and other derivatives will also affect the terms and features of the Notes at issuance and the market price of the Notes prior to maturity. These factors include the level of the Underlying and the securities included in the Underlying; the volatility of the Underlying and the securities included in the Underlying; the dividend rate paid on the securities included in the Underlying, if applicable; the time remaining to the maturity of the Notes; interest rates in the markets; geopolitical conditions and economic, financial, political, force majeure and regulatory or judicial events; whether the level of the Underlying is currently or has been less than the Downside Threshold; the availability of comparable instruments; the creditworthiness of BofA Finance, as issuer, and BAC, as guarantor; and the then current bid-ask spread for the Notes and the factors discussed under “— Trading and hedging activities by us, the Guarantor and any of our other affiliates, including BofAS, and UBS and its affiliates, may create conflicts of interest with you and may affect your return on the

Notes and their market value” below. These factors are unpredictable and interrelated and may offset or magnify each other.

♦	The Payment at Maturity will not reflect the level of the Underlying other than on the Valuation Date. The level of the Underlying during the term of the Notes other than on the Valuation Date will not affect payment on the Notes. Notwithstanding the foregoing, investors should generally be aware of the performance of the Underlying while holding the Notes, as the performance of the Underlying may influence the market value of the Notes. The calculation agent will calculate the Payment at Maturity by comparing only the Initial Value or the Downside Threshold, as applicable, to the Final Value for the Underlying. No other level of the Underlying will be taken into account. As a result, if the Final Value of the Underlying is less than the Downside Threshold, you will receive less than the Stated Principal Amount at maturity, even if the level of the Underlying was always above the Downside Threshold prior to the Valuation Date.
♦	The publisher of the Underlying may adjust the Underlying in a way that affects its level, and the publisher has no obligation to consider your interests. The publisher of the Underlying can add, delete, or substitute the components included in the Underlying or make other methodological changes that could change its level. Any of these actions could adversely affect the value of your Notes.
♦	The investment strategy represented by the Underlying may not be successful. The Underlying measures the capitalization-weighted performance of the stocks included in the Underlying that are determined by the sponsor of the Underlying to be value oriented, with lower price-to-book ratios and lower forecasted and historical growth. The basic principle of a value investment strategy is to invest in stocks that are determined to be relatively cheap or “undervalued” under the assumption that the value of such stocks will increase over time as the market recognizes and reflects those stocks’ “fair” market value. However, stocks that are considered value stocks may fail to appreciate for extended periods of time, and may never realize their full potential value. In addition, stocks that are considered to be value oriented may have lower growth potential than other securities. Moreover, the selection methodology for the Underlying includes a significant bias against stocks with strong growth characteristics. Even if a value strategy with respect to the stocks included in the Underlying would generally be successful, the manner in which the Underlying implements its strategy may prove to be unsuccessful. As described below under “The Underlying”, the methodology of the Underlying has set parameters to determine whether a stock should be considered a “value” stock. The Underlying’s parameters may not effectively implement its value strategy, and there can be no assurance that it will select stocks that are value oriented, or that the Underlying’s methodology will not underperform any alternative implementation of such a strategy. Accordingly, the investment strategy represented by the Underlying may not be successful, and your investment in the Notes may result in a loss. An investment in the Notes may also provide a return that is less than an investment linked to the Underlying as a whole.
♦	Greater expected volatility generally indicates an increased risk of loss at maturity. Volatility is a measure of the degree of variation in the level of the Underlying over a period of time. The greater the expected volatility of the Underlying at the time the terms of the Notes are set, the greater the expectation is at that time that you may lose a significant portion or all of the Stated Principal Amount at maturity. However, the Underlying's volatility can change significantly over the term of the Notes, and a relatively lower Downside Threshold may not necessarily indicate that the Notes have a greater likelihood of a return of principal at maturity. You should be willing to accept the downside market risk of the Underlying and the potential to lose a significant portion or all of your initial investment.
♦	Trading and hedging activities by us, the Guarantor and any of our other affiliates, including BofAS, and UBS and its affiliates, may create conflicts of interest with you and may affect your return on the Notes and their market value. We, the Guarantor or one or more of our other affiliates, including BofAS, and UBS and its affiliates, may buy or sell the securities held by or included in the Underlying, or futures or options contracts on the Underlying or those securities, or other listed or over-the-counter derivative instruments linked to the Underlying or those securities. We, the Guarantor or one or more of our other affiliates, including BofAS, and UBS and its affiliates also may issue or underwrite other financial instruments with returns based upon the Underlying. We expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the Notes. We, the Guarantor or our other affiliates, including BofAS, and UBS and its affiliates also may enter into hedging transactions relating to other notes or instruments, some of which may have returns calculated in a manner related to that of the Notes offered hereby. We or UBS may enter into such hedging arrangements with one of our or their affiliates. Our affiliates or their affiliates may enter into additional hedging transactions with other parties relating to the Notes and the Underlying. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, or the hedging activity could also result in a loss. We and our affiliates and UBS and its affiliates will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the Notes increases or decreases. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the Guarantor and our other affiliates, including BofAS, and UBS and its affiliates receive for the sale of the Notes, which creates an additional incentive to sell the Notes to you. While we, the Guarantor or one or more of our other affiliates, including BofAS, and UBS and its affiliates may from time to time own securities represented by the Underlying, except to the extent that BAC’s or UBS Group AG’s (the parent Company of UBS) common stock may be included in the Underlying, as applicable, we, the Guarantor and our other affiliates, including BofAS, and UBS and its affiliates do not control any company included in the Underlying, and have not verified any disclosure made by any other company. We, the Guarantor or one or more of our other affiliates, including BofAS, and UBS and its affiliates may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the Notes. The transactions described above may present a conflict of interest between your interest in the Notes and the interests we, the Guarantor and our other affiliates, including BofAS, and UBS and its affiliates may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management.

The transactions described above may adversely affect the value of the Underlying in a manner that could be adverse to your investment in the Notes. On or before the Trade Date, any purchases or sales by us, the Guarantor or our other affiliates, including BofAS or others on its behalf, and UBS and its affiliates (including for the purpose of hedging some or all of our anticipated exposure in connection with the Notes) may have affected the value of the Underlying. Consequently, the value of the Underlying may change subsequent to the Trade Date, which may adversely affect the market value of the Notes. In addition, these activities may decrease the market value of your Notes prior to maturity, and may affect the amounts to be paid on the Notes. We, the Guarantor or one or more of our other affiliates, including BofAS, and UBS and its affiliates may purchase or otherwise acquire a long or short position in the Notes and may hold or resell the Notes. For example, BofAS may enter into these transactions in connection with any market making activities in which it engages. We cannot assure you that these activities will not adversely affect the value of the Underlying, the market value of your Notes prior to maturity or the amounts payable on the Notes.

t	There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates will be the calculation agent for the Notes and, as such, will make a variety of determinations relating to the Notes, including the amounts that will be paid on the Notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent.
t	The U.S. federal income tax consequences of an investment in the Notes are uncertain, and may be adverse to a holder of the Notes. No statutory, judicial, or administrative authority directly addresses the characterization of the Notes or securities similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. Under the terms of the Notes, you will have agreed with us to treat the Notes as single financial contracts, as described below under “U.S. Federal Income Tax Summary—General.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the Notes, the timing and character of gain or loss with respect to the Notes may differ. No ruling will be requested from the IRS with respect to the Notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.” You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the Notes.

Hypothetical Examples

Hypothetical terms only. Actual terms may vary. See the cover page for actual offering terms.

The examples below illustrate the hypothetical Payment at Maturity for a $10.00 Stated Principal Amount Note for a hypothetical range of Underlying Returns for the Underlying with the following assumptions* (amounts may have been rounded for ease of reference and do not take into account any tax consequences from investing in the Notes):

t	Stated Principal Amount: $10
t	Term: 5 years
t	Hypothetical Initial Value: 100.00
t	Upside Gearing: 1.27
t	Hypothetical Downside Threshold: 75.00

*The hypothetical Initial Value and Downside Threshold do not represent the actual Initial Value and Downside Threshold, respectively, applicable to the Underlying. The actual Initial Value and Downside Threshold are set forth on the cover page of this pricing supplement. Any payment on the Notes is subject to issuer and guarantor credit risk.

Final Value	Underlying Return	Payment at Maturity	Return on the Notes(1)
160.00	60.00%	$17.620	76.20%
150.00	50.00%	$16.350	63.50%
140.00	40.00%	$15.080	50.80%
130.00	30.00%	$13.810	38.10%
120.00	20.00%	$12.540	25.40%
110.00	10.00%	$11.270	12.70%
105.00	5.00%	$10.635	6.35%
102.00	2.00%	$10.254	2.54%
100.00(2)	0.00%	$10.000	0.00%
90.00	-10.00%	$10.000	0.00%
80.00	-20.00%	$10.000	0.00%
75.00(3)	-25.00%	$10.000	0.00%
74.99	-25.01%	$7.499	-25.01%
60.00	-40.00%	$6.000	-40.00%
50.00	-50.00%	$5.000	-50.00%
0.00	-100.00%	$0.000	-100.00%

(1) The “Return on the Notes” is calculated based on the Upside Gearing.
(2) The hypothetical Initial Value of 100 used in the table above has been chosen for illustrative purposes only and does not represent a likely Initial Value for the Underlying.
(3) This is the hypothetical Downside Threshold of the Underlying.

Example 1 — The Final Value of 110.00 is greater than the Initial Value of 100.00, resulting in an Underlying Return of 10.00%.

Since the Underlying Return is positive, we will repay the Stated Principal Amount of the Notes at maturity plus a return equal to the Underlying Return multiplied by the Upside Gearing, calculated as follows:

$10.00 × (1 + 10.00% x 1.27) = $11.270

Example 2 — The Final Value of 90.00 is less than the Initial Value of 100.00 (resulting in an Underlying Return of -10.00%) but greater than the Downside Threshold of 75.00.

Since the Underlying Return is negative and the Final Value is greater than or equal to the Downside Threshold, we will repay the Stated Principal Amount of the Notes at maturity.

Example 3 — The Final Value of 50.00 is less than the Initial Value of 100.00 (resulting in an Underlying Return of -50.00%) and less than the Downside Threshold of 75.00.

Since the Underlying Return is negative and the Final Value is less than the Downside Threshold, we will repay less than the Stated Principal Amount of your Notes at maturity, resulting in a loss that is proportionate to the decline in the closing level of the Underlying from the Trade Date to the Valuation Date, calculated as follows:

$10.00 × (1 + -50.00%) = $5.000

  The Underlying

All disclosures contained in this pricing supplement regarding the Underlying, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, FTSE Russell, the sponsor of the RLV. We refer to FTSE Russell as the “Underlying Sponsor.” The Underlying Sponsor, which licenses the copyright and all other rights to the Underlying, has no obligation to continue to publish, and may discontinue publication of, the Underlying. The consequences of the Underlying Sponsor discontinuing publication of the Underlying are discussed in “Description of the Notes—Discontinuance of an Index” in the accompanying product supplement. None of us, the Guarantor, the calculation agent, or either Selling Agent accepts any responsibility for the calculation, maintenance or publication of the Underlying or any successor index.

None of us, the Guarantor, the Selling Agents or any of our or their respective affiliates makes any representation to you as to the future performance of the Underlying.

You should make your own investigation into the Underlying.

The Russell 1000® Value Index

The Russell 1000® Value Index measures the capitalization-weighted price performance of the stocks included in the Russell 1000® Index that are determined by FTSE Russell to be value oriented, with lower price-to-book ratios and lower forecasted and historical growth. The Russell 1000® Index tracks 1,000 U.S. large-capitalization stocks listed on eligible U.S. exchanges (the “Russell 1000 Stocks”). The RLV is reported by Bloomberg L.P. under the ticker symbol “RLV.”

FTSE Russell’s Value and Growth Style Methodology

FTSE Russell uses a “non-linear probability” method to assign stocks to the RLV and the Russell 1000® Growth Index (the “Growth Index”), an index that measures the capitalization-weighted price performance of the Russell 1000 Stocks determined by FTSE Russell to be growth oriented, with higher price-to-book ratios and higher forecasted and historical growth. FTSE Russell uses three variables in the determination of value and growth. For value, book-to-price (B/P) ratio is used, while for growth, two variables—I/B/E/S forecast medium-term growth (2-year) and sales per share historical growth (5-year)—are used. The term “probability” is used to indicate the degree of certainty that a stock is value or growth based on its relative book-to-price (B/P) ratio, I/B/E/S forecast medium-term growth (2 year) and sales per share historical growth (5 year).

First, the Russell 1000 Stocks are ranked by their adjusted book-to-price ratio (B/P), their I/B/E/S forecast medium-term growth (2 year) and sales per share historical growth (5 year). These rankings are then converted to standardized units, where the value variable represents 50% of the score and the two growth variables represent the remaining 50%. Next, these units are combined to produce a composite value score (“CVS”).

The Russell 1000 Stocks are then ranked by their CVS, and a probability algorithm is applied to the CVS distribution to assign growth and value weights to each stock. In general, a stock with a lower CVS is considered growth, a stock with a higher CVS is considered value and a stock with a CVS in the middle range is considered to have both growth and value characteristics, and is weighted proportionately in the Growth Index and the RLV. Stocks are always fully represented by the combination of their growth and value weights (e.g., a stock that is given a 20% weight in the Index will have an 80% weight in the Growth Index). Style index assignment for non-pricing vehicle share classes will be based on that of the pricing vehicle and assigned consistently across all additional share classes.

Stock A, in the figure below, is a security with 20% of its available shares assigned to the RLV and the remaining 80% assigned to the Growth Index. The growth and value probabilities will always sum to 100%. Hence, the sum of a stock’s market capitalization in the Growth Index and the RLV will always equal its market capitalization in the Russell 1000® Index.

In the figure above, the quartile breaks are calculated such that approximately 25% of the available market capitalization lies in each quartile. Stocks at the median are divided 50% in each of the Growth Index and the RLV. Stocks below the first quartile are 100% in the Growth Index. Stocks above the third quartile are 100% in the RLV. Stocks falling between the first and third quartile breaks are included in both the Growth Index and the RLV to varying degrees, depending on how far they are above or below the median and how close they are to the first or third quartile breaks.

Roughly 70% of the available market capitalization is classified as all growth or all value. The remaining 30% have some portion of their market value in either the RLV or the Growth Index, depending on their relative distance from the median value score. Note that there is a small position cutoff rule. If a stock’s weight is more than 95% in one style index, its weight is increased to 100% in that index.

In an effort to mitigate unnecessary turnover, FTSE Russell implements a banding methodology at the CVS level of the growth and value style algorithm. If a company’s CVS change from the previous year is greater than or equal to +/- 0.10 and if the company remains in the Russell 1000® Index, then the CVS remains unchanged during the next reconstitution process. Keeping the CVS static for these companies does not mean the probability (growth/value) will remain unchanged in all cases due to the relation of a CVS score to the overall index. However, this banding methodology is intended to reduce turnover caused by smaller, less meaningful movements while continuing to allow the larger, more meaningful changes to occur, signaling a true change in a company’s relation to the market.

In calculating growth and value weights, stocks with missing or negative values for B/P, or missing values for I/B/E/S growth (negative I/B/E/S growth is valid), or missing sales per share historical growth (6 years of quarterly numbers are required), are allocated by using the mean value score of the Russell 1000® Index, the Russell Global Sectors (or, beginning in September 2020, the Industry Classification Benchmark (“ICB”)) industry, subsector or sector group of the Russell 1000® Index into which the company falls. Each missing (or negative B/P) variable is substituted with the industry, subsector or sector group independently. An industry must have five members or the substitution reverts to the subsector, and so forth to the sector. In addition, a weighted value score is calculated for securities with low analyst coverage for I/B/E/S medium-term growth. For securities with coverage by a single analyst, 2/3 of the industry, subsector, or sector group value score is weighted with 1/3 the security’s independent value score. For those securities with coverage by two analysts, 2/3 of the independent security’s value score is used and only 1/3 of the industry, subsector, or sector group is weighted. For those securities with at least three analysts contributing to the I/B/E/S medium-term growth, 100% of the independent security’s value score is used.

Selection of Stocks Underlying the Russell 3000® Index

The Russell 1000® Index is a sub-index of the Russell 3000® Index. To be eligible for inclusion in the Russell 3000® Index and, consequently, the Russell 1000® Index, a company must meet the following criteria as of the rank day in May (except that initial public offerings (“IPOs”) are considered for inclusion on a quarterly basis):

•	U.S. Equity Market. The company must be determined to be part of the U.S. equity market, meaning that its home country is the United States. If a company incorporates in, has a stated headquarters location in, and also trades in the same country (ADRs and ADSs are not eligible), the company is assigned to its country of incorporation.

If any of the three criteria do not match, FTSE Russell then defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters and country of the most liquid exchange as defined by two-year average daily dollar trading volume from all exchanges within a country. After the HCIs are defined, the next step in the country assignment involves an analysis of assets by location. FTSE Russell cross-compares the primary location of the company’s assets with the three HCIs. If the primary location of assets matches any of the HCIs, then the company is assigned to its primary asset location.

If there is not enough information to determine a company’s primary location of assets, FTSE Russell uses the primary location of the company’s revenue for the same cross-comparison and assigns the company to the appropriate country in a similar fashion. FTSE Russell uses an average of two years of assets or revenue data for analysis to reduce potential turnover.

If conclusive country details cannot be derived from assets or revenue, FTSE Russell assigns the company to the country in which its headquarters are located unless the country is a Benefit Driven Incorporation (“BDI”) country. If the country in which its headquarters are located is a BDI country, the company is assigned to the country of its most liquid stock exchange. The BDI countries are Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Guernsey, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten and Turks and Caicos Islands.

•	U.S. Eligible Exchange. The following exchanges and markets are deemed to be eligible U.S. exchanges: the Chicago Board Options Exchange, the New York Stock Exchange, NYSE American, The Nasdaq Stock Market and NYSE Arca. Stocks that are not traded on an eligible U.S. exchange (Bulletin Board, Pink Sheet and over-the-counter securities, including securities for which prices are displayed on the FINRA Alternative Display Facility) are not eligible for inclusion.
•	Minimum Closing Price. A stock must have a close price at or above $1.00 (on its primary exchange), subject to exceptions to reduce turnover.
•	Minimum Total Market Capitalization. Companies with a total market capitalization less than $30 million are not eligible for inclusion.
•	Minimum Free Float. Companies with 5.5% or less of their shares available in the marketplace are not eligible for inclusion.
•	Company Structure. Companies structured in the following ways are not eligible for inclusion: royalty trusts, U.S. limited liability companies, closed-end investment companies, business development companies (and other companies that are required to report Acquired Fund Fees and Expenses, as defined by the SEC), blank-check companies, special-purpose acquisition companies (SPACs), limited partnerships, exchange-traded funds and mutual funds.

•	UBTI. Real estate investment trusts and publicly traded partnerships that generate or have historically generated unrelated business taxable income (“UBTI”) and have not taken steps to block UBTI to equity holders are not eligible for inclusion. Information used to confirm UBTI impact includes the following publicly available sources: 10-K, SEC Form S-3, K-1, company annual report, dividend notices or company website.
•	Security Types. The following types of securities are not eligible for inclusion: preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, installment receipts and trust receipts.
•	Minimum Voting Rights. As of August 2017, more than 5% of a company’s voting rights (aggregated across all of its equity securities, including, where identifiable, those that are not listed or trading) must be in the hands of unrestricted shareholders. Existing constituents have a 5 year grandfathering period to comply or they will be removed from the Index in September 2022.
•	Multiple Share Classes. If an eligible company trades under multiple share classes, each share class is reviewed independently for eligibility for inclusion. Share classes in addition to the primary share class must meet the following minimum size, liquidity and float requirements to be eligible: (i) total market cap must be larger than $30 million; (ii) average daily dollar trading value must exceed that of the global median; and (iii) more than 5% of shares must be available in the marketplace.

Securities of eligible companies are included in the Index based on total market capitalization. Total market capitalization is determined by multiplying total outstanding shares by the market price (generally, the last price traded on the primary exchange of the share class with the highest two-year trading volume, subject to exceptions) as of the rank day in May (except that IPOs are considered for inclusion on a quarterly basis). Common stock, non-restricted exchangeable shares and partnership units/membership interests (but not operating partnership units of umbrella partnership real estate investment trusts) are used to calculate a company’s total market capitalization. If multiple share classes of common stock exist, they are combined to determine total shares outstanding; however, in cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. For merger and spin-off transactions that are effective between rank day in May and the Friday prior to annual reconstitution in June, the market capitalizations of the impacted securities are recalculated and membership is reevaluated as of the effective date of the corporate action.

The 3,000 securities with the greater total market capitalization become members of the Russell 3000® Index. The Russell 1000® Index is a subset of the Russell 3000® Index. Market capitalization breakpoints are determined by the breaks between the rankings of companies (based on descending total market capitalization). Market capitalization breakpoints for the Russell 1000® Index are determined by the break between the companies ranked #1 through #1,000. New members are assigned on the basis of the breakpoints, and existing members are reviewed to determine if they fall within a cumulative 5% market cap range around these new market capitalization breakpoints. If an existing member’s market cap falls within this cumulative 5% of the market capitalization breakpoint, it will remain in the Russell 1000® Index rather than be moved to a different Russell index.

After membership is determined, a security’s shares are adjusted to include only those shares available to the public (“free float”). The purpose of this adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set. Stocks in the Russell 3000® Index are weighted by their available (also called float-adjusted) market capitalization. The following types of shares are removed from total market capitalization to arrive at free float or available market capitalization, based on information recorded in SEC corporate filings: officers’ and directors’ holdings, private holdings exceeding 10% of shares outstanding, institutional holdings exceeding 30% of shares outstanding, shares held by publicly listed companies, shares held by an Employee Stock Ownership Plan or a Leveraged Employee Stock Ownership Plan; shares locked up during an IPO; direct government holdings; and indirect government holdings exceeding 10% of shares outstanding.

Reconstitution occurs on the last Friday in June. However, at times this date is too proximal to exchange closures and abbreviated exchange trading schedules when market liquidity is exceptionally low. In order to ensure proper liquidity in the markets, when the last Friday in June falls on the 29th or 30th, reconstitution will occur on the preceding Friday. A full calendar for reconstitution is made available each spring.

Corporate Actions and Events Affecting the Russell 3000® Index

FTSE Russell applies corporate actions to the Russell 3000® Index on a daily basis. FTSE Russell applies the following methodology guidelines, among others, when adjusting the Index in response to corporate actions:

•	“No Replacement” Rule. Securities that leave the Russell 3000® Index for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Russell 3000® Index over a year will fluctuate according to corporate activity.
•	Statement of Principles and Adjustments for Specific Corporate Events. FTSE Russell has stated as general principles that the treatment of corporate events (a) should reflect how such events are likely to be dealt with in investment portfolios to maintain the portfolio structure in line with the target set out in the index objective and index methodology and (b) should normally be designed to minimize the trading activity required by investors to match the index performance. No assurance can be provided that corporate actions and events will be treated by FTSE Russell in a manner consistent with its statement of general principles.

In addition, FTSE Russell has established guidance for the treatment of corporate actions and events, including, but not limited to, dividends, capital repayments, companies converting to a REIT structure, share buybacks, rights issues, mergers, acquisitions, tender offers, split-offs, spin-offs, bankruptcies, insolvencies, liquidations and trading suspensions. However, because of the complexities involved in some cases, those guidelines are not definitive rules that will determine FTSE

Russell’s actions in all circumstances. FTSE Russell reserves the right to determine the most appropriate method of implementation for any corporate event which is not covered by those guidelines or which is of a complex nature.

•	Changes to Shares Outstanding and Free Float. The Russell 3000® Index will be reviewed quarterly for updates to shares outstanding and to free floats used within the calculation of the Russell 3000® Index. In March, September and December, shares outstanding and free float will be updated to reflect changes greater than 1% for cumulative shares in issue changes and changes greater than 3% (or 1%, for constituents with a free float of 15% or below) for cumulative free float changes. In June, the shares and free float updates will be implemented regardless of size. Shares and free float updates can be triggered in some cases by certain events, such as some primary or secondary offerings.

The Russell 3000® Index was developed by Russell Investments (“Russell”) before FTSE International Limited and Russell combined in 2015 to create FTSE Russell, which is wholly owned by London Stock Exchange Group. Additional information on the Russell 3000® Index is available at the following website: http://www.ftserussell.com. No information on that website is deemed to be included or incorporated by reference in this pricing supplement.

Historical Performance of the RLV

The following graph sets forth the daily historical performance of the RLV in the period from January 1, 2008 through the Trade Date. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. The horizontal line in the graph represents the RLV’s Downside Threshold of 911.438 (rounded to three decimal places), which is 75% of the RLV’s Initial Value of 1,215.250.

This historical data on the RLV is not necessarily indicative of the future performance of the RLV or what the value of the Notes may be. Any historical upward or downward trend in the level of the RLV during any period set forth above is not an indication that the level of the RLV is more or less likely to increase or decrease at any time over the term of the Notes.

Before investing in the Notes, you should consult publicly available sources for the levels of the RLV.

License Agreement

“Russell 1000®” and “Russell 3000®” are trademarks of FTSE Russell and have been licensed for use by our affiliate, Merrill Lynch, Pierce, Fenner & Smith Incorporated. The Notes are not sponsored, endorsed, sold, or promoted by FTSE Russell, and FTSE Russell makes no representation regarding the advisability of investing in the Notes.

FTSE Russell and Merrill Lynch, Pierce, Fenner & Smith Incorporated have entered into a non-exclusive license agreement providing for the license to Merrill Lynch, Pierce, Fenner & Smith Incorporated and its affiliates, including us, in exchange for a fee, of the right to use indices owned and published by FTSE Russell in connection with some securities, including the Notes. The license agreement provides that the following language must be stated in this pricing supplement:

The Notes are not sponsored, endorsed, sold, or promoted by FTSE Russell. FTSE Russell makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the RLV to track general stock market performance or a segment of the same. FTSE Russell’s publication of the RLV in no way suggests or implies an opinion by FTSE Russell as to the advisability of investment in any or all of the securities upon which the RLV is based. FTSE Russell’s only relationship to Merrill Lynch, Pierce, Fenner & Smith Incorporated and to us is the licensing of certain trademarks and trade names of FTSE Russell and of the RLV, which is determined, composed, and calculated by FTSE Russell without regard to Merrill Lynch, Pierce, Fenner & Smith Incorporated, us, or the Notes. FTSE Russell is not responsible for and has not reviewed the Notes nor any associated literature or publications and FTSE Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. FTSE Russell reserves the right, at any time and without notice, to alter, amend, terminate, or in any way change the RLV. FTSE Russell has no obligation or liability in connection with the administration, marketing, or trading of the Notes.

FTSE RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RLV OR ANY DATA INCLUDED THEREIN AND FTSE RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FTSE RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RLV OR ANY DATA INCLUDED THEREIN. FTSE RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RLV OR ANY DATA INCLUDED THEREIN.

WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FTSE RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Supplement to the Plan of Distribution; Role of BofAS and Conflicts of Interest

BofAS, an affiliate of BofA Finance and the lead selling agent for the sale of the Notes, will receive an underwriting discount of $0.35 for any Note sold in this offering. UBS, as selling agent for sales of the Notes, has agreed to purchase from BofAS, and BofAS has agreed to sell to UBS, all of the Notes sold in this offering for $9.65 per Note. UBS proposes to offer the Notes to the public at a price of $10.00 per Note. UBS will receive an underwriting discount of $0.35 for each Note it sells to the public. The underwriting discount will be received by UBS and its financial advisors collectively. If all of the Notes are not sold at the initial offering price, BofAS may change the public offering price and other selling terms.

BofAS, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as lead selling agent in the distribution of the Notes. Accordingly, the offering of the Notes will conform to the requirements of FINRA Rule 5121. BofAS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We will deliver the Notes against payment therefor in New York, New York on a date that is greater than two business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

BofAS and any of our other broker-dealer affiliates may use this pricing supplement, and the accompanying product supplement, prospectus supplement and prospectus, for offers and sales in secondary market transactions and market-making transactions in the Notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. BofAS may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

As agreed by BofAS and UBS, for approximately a nine-month period after the Trade Date, to the extent BofAS offers to buy the Notes in the secondary market, it will do so at a price that will exceed the estimated value of the Notes at that time. The amount of this excess will decline on a straight line basis over that period. Thereafter, if BofAS buys or sells your Notes, it will do so at prices that reflect the estimated value determined by reference to its pricing models at that time. Any price at any time after the Trade Date will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying and the remaining term of the Notes. However, none of us, the Guarantor, BofAS, UBS or any other party is obligated to purchase your Notes at any price or at any time, and we cannot assure you that any party will purchase your Notes at a price that equals or exceeds the initial estimated value of the Notes.

Any price that BofAS may pay to repurchase the Notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the Notes.

Sales Outside of the United States

The Notes have not been approved for public sale in any jurisdiction outside of the United States. There has been no registration or filing as to the Notes with any regulatory, securities, banking, or local authority outside of the United States and no action has been taken by BofA Finance, BAC, BofAS or any other affiliate of BAC, or by UBS or any of its affiliates, to offer the Notes in any jurisdiction other than the United States. As such, these Notes are made available to investors outside of the United States only in jurisdictions where it is lawful to make such offer or sale and only under circumstances that will result in compliance with applicable laws and regulations, including private placement requirements.

Further, no offer or sale of the Notes is being made to residents of:

•	Belize
•	Aruba
•	Botswana
•	Belgium
•	Malaysia
•	Kazakhstan
•	India
•	Russia

You are urged to carefully review the selling restrictions that may be applicable to your jurisdiction beginning on page S-68 of the accompanying prospectus supplement.

European Economic Area and United Kingdom

None of this pricing supplement, the accompanying product supplement, the accompanying prospectus or the accompanying prospectus supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below). This pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement have been prepared on the basis that any offer of Notes in any Member State of the European Economic Area (the “EEA”) or in the United Kingdom (each, a “Relevant State”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant State of Notes which are the subject of the offering contemplated in this pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement may only do so with respect to Qualified Investors. Neither BofA Finance nor BAC has authorized, nor does it authorize, the making of any offer of Notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

PROHIBITION OF SALES TO EEA AND UNITED KINGDOM RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or the United Kingdom. For these purposes: (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the Insurance Distribution Directive), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.

United Kingdom

The communication of this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the Notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement and the accompanying prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus or any of their contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the Notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to the issuer or the guarantor.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the Notes in, from or otherwise involving the United Kingdom.

  Structuring the Notes

The Notes are our debt securities, the return on which is linked to the performance of the Underlying. The related guarantees are BAC’s obligations. Any payments on the Notes depend on the credit risk of BofA Finance and BAC and on the performance of the Underlying. The economic terms of the Notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing and are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements it enters into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charges described elsewhere in this pricing supplement, reduced the economic terms of the Notes to you and the initial estimated value of the Notes. Due to these factors, the public offering price you are paying to purchase the Notes is greater than the initial estimated value of the Notes as of the Trade Date.

On the cover page of this pricing supplement, we have provided the initial estimated value for the Notes as of the Trade Date.

In order to meet our payment obligations on the Notes, at the time we issue the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by BofAS and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlying, the tenor of the Notes and the hedging arrangements. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-5 above and “Supplemental Use of Proceeds” on page PS-19 of the accompanying product supplement.

  Validity of the Notes

In the opinion of McGuireWoods LLP, as counsel to BofA Finance and BAC, when the trustee has made the appropriate entries or notations on the applicable schedule to the master global note that represents the Notes (the “master note”) identifying the Notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BofA Finance and the provisions of the indenture governing the Notes and the related guarantee, and the Notes have been delivered against payment therefor as contemplated in this pricing supplement and the related prospectus, prospectus supplement and product supplement, such Notes will be the legal, valid and binding obligations of BofA Finance, and the related guarantee will be the legal, valid and binding obligation of BAC, subject, in each case, to the effects of applicable bankruptcy, insolvency (including laws relating to preferences, fraudulent transfers and equitable subordination), reorganization, moratorium and other similar laws affecting creditors' rights generally, and to general principles of equity. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York and the Delaware Limited Liability Company Act and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing) as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture governing the Notes and due authentication of the master note, the validity, binding nature and enforceability of the indenture governing the Notes and the related guarantee with respect to the trustee, the legal capacity of individuals, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as copies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated December 30, 2019, which has been filed as an exhibit to Pre-Effective Amendment No. 1 to the Registration Statement (File No. 333-234425) of BofA Finance and BAC, filed with the Securities and Exchange Commission on December 30, 2019.

Sidley Austin LLP, New York, New York, is acting as counsel to BofAS and as special tax counsel to BofA Finance and BAC.

U.S. Federal Income Tax Summary

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the Notes supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the Notes are issued by us, they will be treated as if they were issued by BAC for U.S. federal income tax purposes. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to BAC unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the Notes upon original issuance and will hold the Notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the Notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the Notes, in the opinion of our counsel, Sidley Austin LLP, and based on certain factual representations received from us, the Notes should be treated as single financial contracts with respect to the Underlying and under the terms of the Notes, we and every investor in the Notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the Notes in accordance with such characterization. This discussion assumes that the Notes constitute single financial contracts with respect to the Underlying for U.S. federal income tax purposes. If the Notes did not constitute single financial contracts, the tax consequences described below would be materially different.

This characterization of the Notes is not binding on the IRS or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the Notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this pricing supplement. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes, including possible alternative characterizations.

Unless otherwise stated, the following discussion is based on the characterization described above. The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the Notes.

We will not attempt to ascertain whether the issuer of a component stock included in the Underlying would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Code, or a United States real property holding corporation, within the meaning of Section 897(c) of the Code. If the issuer of one or more stocks included in the Underlying were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a holder of the Notes. You should refer to information filed with the SEC by the issuers of the component stocks included in the Underlying and consult your tax advisor regarding the possible consequences to you, if any, if any issuer of a component stock included in the Underlying is or becomes a PFIC or is or becomes a United States real property holding corporation.

U.S. Holders

Upon receipt of a cash payment at maturity or upon a sale or exchange of the Notes prior to maturity, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the Notes. A U.S. Holder’s tax basis in the Notes will equal the amount paid by that holder to acquire them. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the Notes for more than one year. The deductibility of capital losses is subject to limitations.

Alternative Tax Treatments. Due to the absence of authorities that directly address the proper tax treatment of the Notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the Notes. In particular, the IRS could seek to subject the Notes to the Treasury regulations governing contingent payment debt instruments. If the IRS were successful in that regard, the timing and character of income on the Notes would be affected significantly. Among other things, a U.S. Holder would be required to accrue original issue discount every year at a “comparable yield” determined at the time of issuance. In addition, any gain realized by a U.S. Holder at maturity or upon a sale or exchange of the Notes generally would be treated as ordinary income, and any loss realized at maturity or upon a sale or exchange of the Notes generally would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.

The IRS released Notice 2008-2 (the “Notice”), which sought comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the Notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the Notes, possibly with retroactive effect.

The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.

In addition, proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS or Treasury publishes future guidance requiring current economic accrual for contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the Notes.

Because of the absence of authority regarding the appropriate tax characterization of the Notes, it is also possible that the IRS could seek to characterize the Notes in a manner that results in tax consequences that are different from those described above. For example, the IRS could possibly assert that any gain or loss that a holder may recognize at maturity or upon the sale or exchange of the Notes should be treated as ordinary gain or loss.

Because the Underlying is an index that periodically rebalances, it is possible that the Notes could be treated as a series of single financial contracts, each of which matures on the next rebalancing date. If the Notes were properly characterized in such a manner, a U.S. Holder would be treated as disposing of the Notes on each rebalancing date in return for new Notes that mature on the next rebalancing date, and a U.S. Holder would accordingly likely recognize capital gain or loss on each rebalancing date equal to the difference between the holder’s tax basis in the Notes (which would be adjusted to take into account any prior recognition of gain or loss) and the fair market value of the Notes on such date.

Non-U.S. Holders

Except as discussed below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax for amounts paid in respect of the Notes provided that the Non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business. Notwithstanding the foregoing, gain from the sale or exchange of the Notes or their settlement at maturity may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of the sale, exchange, or settlement and certain other conditions are satisfied.

If a Non-U.S. Holder of the Notes is engaged in the conduct of a trade or business within the U.S. and if gain realized on the settlement at maturity, or upon sale or exchange of the Notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. federal withholding tax, generally will be subject to U.S. federal income tax on such gain on a net income basis in the same manner as if it were a U.S. Holder. Such Non-U.S. Holders should read the material under the heading “—U.S. Holders,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the Notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under Treasury regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on our determination that the Notes are not delta-one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the Notes to become subject to withholding tax, tax will be withheld at the applicable statutory rate. As discussed above, the IRS has indicated in the Notice that it is considering whether income in respect of instruments such as the Notes should be subject to withholding tax. Prospective Non-U.S. Holders should consult their own tax advisors regarding the tax consequences of such alternative characterizations.

U.S. Federal Estate Tax. Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a Note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in a Note.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the Notes.